Filed pursuant to Rule 424(b)(3) and Rule 424(c)

Registration Statement No. 333-163238

PROSPECTUS SUPPLEMENT NO. 2

(to Prospectus dated December 9, 2009)

5,494,290 Shares

Common Stock

This Prospectus Supplement No. 2 supplements the prospectus dated December 9, 2009, or the Prospectus, as supplemented by Prospectus Supplement No. 1 dated December 30, 2009 (“Supplement No. 1”), which forms a part of our Registration Statement on Form S-1 (Registration Statement No. 333-163238).  This prospectus supplement is being filed to update, amend and supplement the information included or incorporated by reference in the Prospectus with the information contained in our current report on Form 8-K, filed with the Securities and Exchange Commission on January 5, 2010 (the “Current Report”).  Accordingly, we have attached the Current Report to this prospectus supplement.

The Prospectus, Supplement No. 1 and this prospectus supplement relate to the disposition from time to time by Commerce Court Small Cap Value Fund, Ltd., or Commerce Court, or its permitted transferees or other successors-in-interest, of up to 5,494,290 shares of our common stock.  We are not selling any common stock under the Prospectus, Supplement No. 1 and this prospectus supplement, and will not receive any of the proceeds from the sale of shares by Commerce Court.

Our common stock is listed on The NASDAQ Global Market under the symbol “ARYX.”  On January 4, 2010, the last reported sale price of our common stock on The NASDAQ Global Market was $3.36.

This prospectus supplement should be read in conjunction with the Prospectus and Supplement No. 1, which are to be delivered with this prospectus supplement.  This prospectus supplement updates, amends and supplements the information included or incorporated by reference in the Prospectus.  If there is any inconsistency between the information in the Prospectus, Supplement No. 1 and this prospectus supplement, you should rely on the information in this prospectus supplement.

Investing in our common stock involves a high degree of risk. You should review carefully the risks and uncertainties described under the heading “Risk Factors” beginning on page 6 of the Prospectus, and under similar headings in any amendments or supplements to the Prospectus.

Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of these securities or determined if the Prospectus, Supplement No. 1 or this prospectus supplement is truthful or complete. Any representation to the contrary is a criminal offense.

The date of this prospectus supplement is January 5, 2010.

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 8-K

CURRENT REPORT

Pursuant to Section 13 or 15(d) of

The Securities Exchange Act of 1934

Date of Report (Date of earliest event reported): January 5, 2010

ARYx THERAPEUTICS, INC.

(Exact name of registrant as specified in its charter)

Delaware	001-33782	77-0456039
(State or other jurisdiction	(Commission File Number)	(IRS Employer Identification No.)
of incorporation)

6300 Dumbarton Circle Fremont, California	94555
(Address of principal executive offices)	(Zip Code)

Registrant’s telephone number, including area code: (510) 585-2200

Not Applicable

(Former name or former address, if changed since last report.)

Check the appropriate box below if the Form 8-K filing is intended to simultaneously satisfy the filing obligation of the registrant under any of the following provisions (see General Instruction A.2. below):

☐            Written communications pursuant to Rule 425 under the Securities Act (17 CFR 230.425)

☐            Soliciting material pursuant to Rule 14a-12 under the Exchange Act (17 CFR 240.14a-12)

☐            Pre-commencement communications pursuant to Rule 14d-2(b) under the Exchange Act (17 CFR 240.14d-2(b))

☐            Pre-commencement communications pursuant to Rule 13e-4(c) under the Exchange Act (17 CFR 240.13e-4(c))

Item 8.01       Other Events.

On January 5, 2010, ARYx Therapeutics, Inc. (“ARYx”) announced it received guidance from the U.S. Food and Drug Administration related to its product candidate tecarfarin.  A copy of the press release issued by ARYx in connection with this announcement is attached as Exhibit 99.1 to this Current Report on Form 8-K and is incorporated by reference.

Item 9.01       Financial Statements and Exhibits.

(d)    Exhibits

Exhibit Number	Description
99.1	Press release, dated January 5, 2010, entitled “ARYx Therapeutics Receives Guidance on Anticoagulant Agent Tecarfarin.”

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Dated:  January 5, 2010

ARYX THERAPEUTICS, INC.

By:	/s/ David Nagler
David Nagler
Vice President, Corporate Affairs and Secretary

EXHIBIT INDEX

Exhibit Number	Description
99.1	Press release, dated January 5, 2010, entitled “ARYx Therapeutics Receives Guidance on Anticoagulant Agent Tecarfarin.”

EXHIBIT 99.1

Contact:
David Nagler
Vice President Corporate Affairs
ARYx Therapeutics, Inc.
(510) 585-2200 x. 211
dnagler@aryx.com

ARYx Therapeutics Receives Guidance on Anticoagulant Agent Tecarfarin

FDA Confirms Development Path Forward and Requirements for Approval

FREMONT, Calif., January 5, 2010 — ARYx Therapeutics, Inc. (NASDAQ:ARYX), a biopharmaceutical company, today announced that is has received guidance in writing from the U.S. Food and Drug Administration (FDA) confirming that the existing development pathway remains acceptable to seek regulatory approval of ARYx’s novel anticoagulant agent, tecarfarin (ATI-5923).  This guidance results from a series of discussions between ARYx and the FDA following the recent completion of the Phase 2/3 EmbraceAC clinical trial in which tecarfarin essentially replicated the efficacy and safety demonstrated in two previous Phase 2 clinical trials testing the compound (see press release dated July 7, 2009).  ARYx sought guidance from the FDA on a number of key elements in the continued development of tecarfarin, including: whether the maintenance of a patients’ therapeutic level of anticoagulation, as measured by the International Normalized Ratio (INR), could continue to serve as a surrogate measure of outcomes; whether one successful additional clinical trial, comparing the safety and efficacy of tecarfarin to warfarin, the leading anticoagulant therapy, in a real-world setting, could establish tecarfarin’s superiority over warfarin and be sufficient for approval; and, preliminarily, the design elements of the real-world trial required for approval.

In its written response, the FDA confirmed that tecarfarin’s current development pathway to seek approval remains acceptable.  The FDA reiterated that INR measurements could be used as a surrogate endpoint, that the superiority of tecarfarin over warfarin could be established in the additional clinical trial that compares tecarfarin to warfarin in a real-world setting, and that a successful outcome in this trial could be sufficient to seek regulatory approval to market tecarfarin.  In their guidance, the FDA provided preliminary feedback on the design of this additional clinical trial so that it might provide adequate efficacy and safety data for their assessment, recognizing that the use of a surrogate endpoint should allow for a smaller clinical trial, of shorter duration, than one based upon outcomes.

“The FDA confirmed we are on a proper course to seek regulatory approval and recognized that tecarfarin appeared to have a substantial treatment effect by maintaining patients within the target time in therapeutic range 74% of the time treated,” said Dr. Paul Goddard, chairman and chief executive officer of ARYx.  “We are quite satisfied with the FDA’s

ARYx Therapeutics, Inc.

6300 Dumbarton Circle,   Fremont, CA  94555   Ph: 510-585-2200   Fax: 510-585-2202

www. aryx.com

guidance and remain confident that in a real world setting tecarfarin will demonstrate its superiority over warfarin in safely maintaining patients’ INR within the target therapeutic range.  We anticipate continuing this dialogue with the FDA as we now seek their approval for the specific design of the real-world trial through a Special Protocol Assessment.  With this detailed guidance in hand, we will continue to pursue a partnership with a large pharmaceutical company to execute this trial to hopefully gain tecarfarin’s marketing approval.  ARYx believes that a substantial number of patients require an improved chronic oral anticoagulant therapy which can be easily monitored to ensure appropriate anticoagulation.”

About Oral Anti-coagulation

In the United States, there are 3.6 million patients being chronically treated with warfarin for the treatment or prevention of life threatening blood clots for a variety of indications including atrial fibrillation, venous thromboembolic disease (DVT/PE), implanted prosthetic heart valve; congestive heart failure/cardiomyopathy, and other indications.

Atrial fibrillation is the most common form of cardiac arrhythmia, with approximately 2.4 million people in the United States diagnosed with this condition in 2006. Approximately 1.5 million of these patients are chronic users of oral anticoagulants since clotted blood can dislodge from the atria and flow to the brain, causing a stroke. It is estimated that atrial fibrillation is responsible for more than 75,000 strokes per year in the United States alone. Valvular heart disease is any disease that involves one or more of the heart’s four valves and frequently leads to valve replacement with either tissue or mechanical valves. Patients with mechanical heart valves are at great risk of clotting and must have their level of anticoagulation managed with particular diligence for the remainder of their lives. There are an estimated 340,000 patients with mechanical heart valves in the United States. Venous thromboembolism is the formation of a blood clot, or thrombus, in the veins, that may travel to other parts of the body and block blood flow. This condition includes both deep vein thrombosis and pulmonary embolism. There were approximately 510,000 patients being treated for venous thromboembolism in the United States in 2005.

About Tecarfarin

Tecarfarin (ATI-5923) is modeled on the drug warfarin as an oral anticoagulation therapy for patients who are in danger of forming life-threatening blood clots as a result of atrial fibrillation, prosthetic heart valve replacement or venous thromboembolism. There are at least an estimated 3.5 million patients requiring anticoagulation therapy in the United States alone. Patients with implanted mechanical heart valves are also amongst those requiring anticoagulation therapy. Tecarfarin, like warfarin, is a selective inhibitor of VKOR, or vitamin K epoxide reductase enzyme, and has the same mechanism of anticoagulation action as warfarin. Unlike warfarin, which is dependent upon cytochrome P450 enzymes for metabolism, tecarfarin was designed to avoid drug-drug interactions through its alternative metabolic pathway. ARYx believes the avoidance of cytochrome P450 metabolism will cause the dosing and response to tecarfarin to be more predictable than with warfarin, avoiding the dangers of over-or-under therapeutic anticoagulation long associated with that therapy.

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About ARYx Therapeutics, Inc.

ARYx Therapeutics is a biopharmaceutical company focused on developing a portfolio of internally discovered products designed to eliminate known safety issues associated with well-established, commercially successful drugs. ARYx uses its RetroMetabolic Drug Design technology to design structurally unique molecules that retain the efficacy of these original drugs but are metabolized through a potentially safer pathway to avoid specific adverse side effects associated with these compounds. ARYx currently has four products in clinical development: an oral anti-arrhythmic agent for the treatment of atrial fibrillation, budiodarone (ATI-2042); an oral anticoagulant agent for patients at risk for the formation of dangerous blood clots, tecarfarin (ATI-5923); a prokinetic agent for the treatment of various gastrointestinal disorders, ATI-7505; and, an agent for the treatment of schizophrenia and other psychiatric disorders, ATI-9242. Please visit the ARYx Website at www.aryx.com for additional information.

Forward-looking Statements

This press release contains forward-looking statements, including, without limitation, statements related to the acceptable development pathway for tecarfarin and the FDA’s related position, the FDA’s interpretation of results of completed clinical trials of tecarfarin, the FDA’s position on the design, size and number of additional clinical trials of tecarfarin required for regulatory approval, the commencement of a “real-world” clinical trial of tecarfarin and our ability to obtain a Special Protocol Assessment for such trial, the potential safety and efficacy of tecarfarin in a “real-world” clinical trial, and our ability to obtain a partnership with a large pharmaceutical company for the further development of tecarafrin and to execute a “real-world” clinical trial. Words such as “could,” “should,” “now seek,” “will,” “anticipate,” “believes,” “may” and similar expressions are intended to identify forward-looking statements. These forward-looking statements are based upon our current expectations. Forward-looking statements involve risks and uncertainties. ARYx’s actual results and the timing of events could differ materially from those anticipated in such forward-looking statements as a result of these risks and uncertainties, which include, without limitation, the risk that our product candidates may not demonstrate safety and efficacy or lead to regulatory approval, the risk that we may be unable to raise additional capital when needed which would force us to delay, reduce or eliminate product development programs, the risk that any failure or delay in commencing or completing clinical trials for our product candidates could severely harm our business, the risk that third party manufacturers could delay or prevent the clinical development of our product candidates, risk that potential collaborative arrangements will likely place the development of our product candidates outside of our control, the risk that we may have to alter our development and commercialization plans if collaborative relationships are not established for tecarfarin, budiodarone and ATI-7505, and the risk that our product candidates may not demonstrate safety and efficacy or lead to regulatory approval. These and other risk factors are discussed under “Risk Factors” and elsewhere in our Annual Report on Form 10-K for the year ended December 31, 2008, in our Quarterly Report on Form 10-Q for the quarter ended September 31, 2009 and our other filings with the U.S. Securities and Exchange Commission. ARYx expressly disclaims any obligation or undertaking to release publicly any updates or revisions to any forward-looking statements contained herein.

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